VimpelCom Ltd.

Strawinskylaan 3051

1077 ZX

Amsterdam, the Netherlands

February 19, 2010

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	VimpelCom Ltd. Registration Statement on Form F-4 filed on February 8, 2010

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, VimpelCom Ltd. hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement referred to above so that the Registration Statement will become effective at 5:00 p.m., New York City time, on Monday, February 22, 2010, or as soon thereafter as practicable. VimpelCom Ltd. acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve VimpelCom Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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VimpelCom Ltd. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

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If you require any further information or have any questions please contact Lorenzo Corte, Pranav Trivedi or Richard Muglia at +44 20 7519 7000, or Peter O’Driscoll at +44 20 7862 4639.

Very truly yours,

VIMPELCOM LTD.

By	/s/ Franz Wolf
Name: Franz Wolf
Director

By	/s/ Iver Chr. Olerud
Name: Iver Chr. Olerud
Director